UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2017

Commission File Number 001-35591

GRAÑA Y MONTERO S.A.A.
(Exact name of registrant as specified in its charter)

GRAÑA Y MONTERO GROUP
(Translation of registrant’s name into English)
Republic of Peru
(Jurisdiction of incorporation or organization)

Avenida Paseo de la República 4667, Lima 34,
Surquillo, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F __X__          Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______        No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

June 27, 2017

Messrs.,

Superintendencia del Mercado de Valores – SMV

Present. -

Reference: Relevant Information Communication

Dear Sirs:

In accordance to what is established by the Regulation for Relevant Information Communications and Reserved Information, we hereby inform you that today, Graña y Montero S.A.A. (hereinafter “the Company”) has subscribed:

1.	A medium term loan agreement (3 years) with a syndicate of banks that has as administrative agent Natixis, New York Branch, for an amount of US$ 78,751,165.72. The proceeds of this loan, together with part of the cash flows from the non-strategic assets sale of the Company, will be allocated to the full and timely payment of the corporate guarantee of Graña y Montero, under the bridge loan, granted to Southern Gas Pipeline project for the financing of the works execution.

As well, the obligation to comply with the payment has been established (i) 40% of the indicated loan no later than the first anniversary; and, (ii) the payment of an additional 30% of the indicated loan no later than the second anniversary.

2.	An addendum to the loan agreement subscribed on December 10, 2015 for an amount of US$ 150 million, with a syndicate of banks which has as administrative agent Credit Suisse AG, in order to modify, among others, (i) certain clauses associated with Southern Gas Pipeline project, by virtue of its termination; and (ii) the rules for the application of the prepayments of said loan with cash flows from the sale of non-strategic assets of the Company.

In this way, the corresponding payment periods are established (i) 40% of the loan indicated no later than May 2018; and (ii) the payment of an additional 30% of the indicated loan no later than May 2019.

The above mentioned agreements, together with the agreement dated March 31, 2017, in which the Company communicated - as Relevant Information Communication - the debt recognition agreement with Chubb Insurance Peru for the repayment of US$ 52.5 million, derived from the execution of the performance guarantee for the Southern Gas Pipeline project, allows the Company to complete the refinancing of all financial liabilities it had under the termination of the Southern Gas Pipeline project. In this regard, we must point out that to date the outstanding debt amounts to US$ 21.6 million.

Sincerely,

___________________________
/s/ Claudia Drago Morante
Stock Market Representative
Graña y Montero S.A.A.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAÑA Y MONTERO S.A.A.
By: /s/ CLAUDIA DRAGO MORANTE
Name: Claudia Drago Morante
Title: Stock Market Representative
Date: June 27, 2017